FIREPOINT ENERGY, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025 and 2024

INDEX TO FINANCIAL STATEMENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Deficit	5
Statements of Cash Flows	6
Notes to Financial Statements	7

SET APART AC

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Firepoint Energy Inc.
Pennsylvania

Opinion

We have audited the financial statements of Firepoint Energy Inc. (the "Company") which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended December 31, 2025 and 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has incurred significant operating losses, has an accumulated deficit and stockholders' deficit as of December 31, 2025, and expects to require additional financing to fund its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of these conditions and its plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

September 24, 2026
Calabasas, California

FIREPOINT ENERGY, INC.
BALANCE SHEETS
December 31, 2025 and 2024

As of (USD $ in Dollars)		December 31, 2025		December 31, 2024
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	374,221	$	60,454
Prepaid and Other Assets		18,738		-
Accounts Receivable		18,802		-
Total Current Assets		**411,762**		**60,454**
Property, Plant and Equipment		674,911		-
Operating lease right-of-use assets		1,237,078		-
TOTAL ASSETS	**$**	**2,323,751**	**$**	**60,454**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Accounts Payable	$	45,162	$	104,303
Other Current Liabilities		7,588		-
Obligations under operating leases - current		8,121		-
Total Current Liabilities		60,872		104,303
Convertible Note Payable		1,721,439		114,750
Obligations under operating leases - long-term		1,356,969		-
Convertible SAFE agreements		1,053,947		-
Accrued Interest		22,886		812
Total Liabilities		4,216,113		219,865
STOCKHOLDERS' DEFICIT				
Common Stock		8,416		6,700
Additional paid in capital		165,849		38,159
Accumulated Deficit		(2,066,627)		(204,270)
Total Stockholders' Deficit		**(1,892,362)**		**(159,411)**
Total Liabilities and Stockholders' Deficit	**$**	**2,323,751**	**$**	**60,454**

See accompanying Notes to Financial Statements.

(USD $ in Dollars)	Year Ended December 31, 2025	2024
Sales	$ 18,422	$ -
Cost of sales	3,684	
Gross Profit	**14,738**	-
Operating Expenses		
General and Administrative Expense	1,496,213	172,004
Marketing Expense	57,182	24,970
Research & development expense	34,431	6,484
Total Operating Expenses	**1,587,827**	**203,458**
Net Operating Loss	**(1,573,089)**	**(203,458)**
Interest Expense	108,762	812
Other Income/Expense	20,855	-
Change in fair value of SAFE	9,151	-
Acquisition Expense	150,500	-
Loss Before Provision For Income Taxes	**(1,862,357)**	**(204,270)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (1,862,357)**	**$ (204,270)**

See accompanying Notes to Financial Statements.

FIREPOINT ENERGY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Years Ended December 31, 2025 and 2024

(USD $ in Dollars)

	Common Stock								
	Shares		Amount		Additional paid in capital		Accumulated Deficit		Total Stockholders' Deficit
Inception Date —January 31, 2024	-	$	-	$	-	$	-	$	-
Issuance of Common Stock	67,000,000		6,700		38,159		-		44,859
Net Loss	-		-		-		(204,270)		(204,270)
Balance— December 31, 2024	**67,000,000**	**$**	**6,700**	**$**	**38,159**	**$**	**(204,270)**	**$**	**(159,411)**
Net Loss	-		-		-		(1,862,357)		(1,862,357)
Issuance of Common Stock	17,162,526		1,716		127,690		-		129,406
Balance— December 31, 2025	**84,162,526**	**$**	**8,416**		**165,849**		**(2,066,627)**		**(1,892,362)**

See accompanying Notes to Financial Statements.

FIREPOINT ENERGY, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024

	Year ended December 31,	
(USD $ in Dollars)	**2025**	**2024**
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (1,862,357)	$ (204,270)
Expense paid by owner against equity	-	38,159
Change in operating lease liabilities	105,405	-
Amortization of right of use asset	22,607	
Depreciation and amortization	71,597	-
Loss on SAFE remeasurement	9,151	-
Changes in operating assets and liabilities:		
Accounts Receivable	(18,802)	-
Accounts Payable	(59,140)	104,303
Other Current Liabilities	94,277	-
Prepaid and Other Assets	(18,738)	-
Accrued Interest	22,074	812
Net Cash Used In Operating Activities	**(1,633,927)**	**(60,996)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Property, Plant and Equipment	(618,819)	-
Net Cash Used in Investing Activities	**(618,819)**	-
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from share issuance	1,716	6,700
Convertible note Issued	1,520,000	114,750
Convertible Instruments – SAFE Notes	1,044,796	-
Net Cash Provided By Financing Activities	**2,566,512**	**121,450**
Change In Cash And Cash Equivalents	**313,767**	**60,454**
Cash And Cash Equivalents—Beginning Of The Period	60,454	-
Cash And Cash Equivalents—End Of The Period	**$ 374,221**	**$ 60,454**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	**$** -	**$** -
Cash Paid During The Year For Lease	**$ 1,400**	**$** -
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVIES		
Issuance of Additional Paid-In Capital in exchange for Property and Equipment	**$ 127,690**	**$** -

See accompanying Notes to Financial Statements.

1. NATURE OF OPERATIONS

Firepoint Energy Inc. was incorporated on January 31, 2024, in the state of Wyoming. The financial statements of Firepoint Energy Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Saltsburg, Pennsylvania.

Firepoint Energy Inc. is focused on the remediation of waste coal piles through advanced gasification technology, converting waste coal into valuable energy and byproducts. The company's operations include power generation, synthetic fuel production, and the extraction of critical minerals and rare earth elements. By utilizing innovative energy solutions, Firepoint Energy aims to reduce environmental impact while creating economic opportunities in the energy and resource sectors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company's cash and cash equivalents were $374,221 and $60,454 as of December 31, 2025 and 2024, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

Property and Equipment

Purchases of property and equipment are recorded at cost, net of accumulated depreciation and amortization. Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. In general, depreciation and amortization is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. Land is not depreciated.
Depreciation and amortization expense for all other property and equipment is calculated using the straight-line method over the estimated useful lives of the related assets, which results in depreciation and amortization being incurred evenly over the life of an asset, as follows:

Buildings and improvements	29 – 40 years
Land improvements	15 years
Machinery and equipment	7 years
Office and other equipment	2 – 7 years

Impairment of Long Lived Assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024

Lease Accounting

The Company accounts for leases in accordance with ASC 842, Leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets and lease liabilities on the balance sheet.

Lease liabilities are recognized based on the present value of future lease payments over the lease term. The corresponding ROU asset is based on the lease liability, adjusted for any prepaid or accrued lease payments, lease incentives, and initial direct costs.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable lease payments are expensed as incurred and are not included in the measurement of lease liabilities.

The Company uses its incremental borrowing rate to determine the present value of lease payments when an implicit rate is not readily determinable.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Convertible Note

The Company accounts for convertible notes as liabilities unless and until converted, extinguished, or otherwise required to be classified differently under applicable U.S. GAAP. Convertible notes are initially recorded at the amount of proceeds received, net of any debt issuance costs or discounts, and subsequently measured at amortized cost using the effective interest method, unless another measurement basis is required. Interest expense, including stated interest and amortization of any discounts or issuance costs, is recognized over the term of the notes.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity. SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within "Change in fair value of SAFE liability" until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under ASC 606, Revenue from Contracts with Customers:

(1) identification of contract with customers,

(2) determination of performance obligations,

(3) measurement of the transaction price,

(4) allocation of transaction price to the performance obligations, and

(5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue for the year ended December 31, 2025 consisted of sales of coal and was recognized at the point in time when control of the coal was transferred to the customer, which generally occurred upon delivery.

Cost of Sales

Cost of sales include commissions paid relating to the sale of coal during 2025.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred. During the years ended December 31, 2025 and 2024, the Company incurred $34,431 and $6,484, respectively, in research and development costs.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2025 and December 31, 2024 amounted to $35,447 and $1,951, which is included in marketing expense.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Recent Accounting Pronouncements

The Company has reviewed all significant newly-issued accounting pronouncements that are not yet effective and concluded that they are either not applicable to its operations or their adoption will not have a material impact on its financial position or results of operations.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 24, 2026, which is the date the financial statements were available to be issued.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31, 2025	December 31, 2024
Improvements	$ 22,924	$ -
Buildings	95,860	-
Plant and equipment	150,356	-
Tools, machinery and small equipment	386,620	-
Vehicles	31,312	-
	687,072	-
Less: Accumulated depreciation and amortization	(67,161)	-
	619,911	-
Construction in progress	55,000	-
Property and equipment, net	$ 674,911	$ -

Depreciation expense related to property and equipment amounted to $71,597 and $0 for the years ended December 31, 2025 and 2024.

4. ACQUISITION EXPENSE

In January 2025, the Company made certain payments under a share purchase agreement between the Company(as 'Buyer') and Tech Associates, Inc. (the 'Seller'). The agreement was to purchase 49,000,000 Series-A Preferred Restricted Stock and 9,500,000 Series B Preferred Stock giving the Company 99% voting rights and therefore the control of Xcelplus International Inc. (OTC Market Ticker: XLPI) against a cash consideration of $150,000. The purchase agreement was executed on August 5th, 2024 and payments were due on various dates in 2024. The closing date was extended by mutual understanding between the Buyer and Seller verbally and the first payment under this agreement were made on January 24, 2025 ($50,000) followed by the second and final payment of $100,500 on February 7, 2025 giving the Company majority control over the XLPI. The total acquisition cost of $150,500 was expensed as Acquisition Expense in the accompanying statement of operations for the year ended December 31, 2025.

5. DEBT

The Company has issued convertible notes payable to various lenders. Details of Convertible Notes issued and outstanding are as follows:

	Principal Amount	Interest Rate	Maturity	As of December 31, 2025	2024
Mear Mean LLC	$39,750	12.00%	2027	39,750	39,750
Paul Stout	75,000	12.00%	2027	75,000	75,000
Convertible Note - Reg D 506(b) - 2025	613,250	12.00%	2028	613,250	-
Convertible Note - Reg D 506(c) - 2025	906,750	12.00%	2028	906,750	-
Interest				109,575	812
Total convertible notes	$1,634,750			1,744,325	115,562
Less: Current potion				-	-
Non-current potion convertibles notes, net				1,744,325	115,562

Convertible notes are recorded at amortized cost, including accrued unpaid interest, net of any unamortized discounts or issuance costs, if applicable. The Company evaluated the contractual terms of the convertible notes, including conversion and settlement provisions, and concluded the current presentation is appropriate under U.S. GAAP based on information available as of the issuance date.

Interest expense related to the convertible notes totaled $108,762 and $812 for the years ended December 31, 2025 and 2024, respectively. Such amounts are included in the accompanying statements of operations. As of December 31, 2025 and 2024, the related accrued interest remained unpaid and is included in the carrying amount of convertible notes and accrued interest in the accompanying balance sheet.

The convertible notes bear interest at a rate of 12% per annum and mature after 36 months from borrowing date, unless earlier converted, repaid, or otherwise settled in accordance with the related agreements. Principal and accrued interest become due and payable by the Company at maturity if not otherwise settled under the contractual terms. The notes are classified as non-current liabilities because contractual settlement may not occur within twelve months of the balance sheet date.

Each note may be converted or otherwise settled pursuant to the terms of the related agreements upon specified events, including qualified financing transactions, non-qualified financing transactions, corporate transactions, or maturity. The principal settlement terms are summarized below:

-Qualified Financing - outstanding principal and accrued interest may convert into securities issued in the financing at the applicable contractual conversion price.

-Non-Qualified Financing - holders may elect conversion into securities issued in the applicable financing transaction.

-Corporate Transaction - holders may receive settlement consideration or elect conversion in accordance with the agreements.

-Maturity - if not previously converted or repaid, the notes become payable or may convert pursuant to the agreements.

During the years ending December 31, 2025 and 2024, the Company issued convertible notes totaling $1,520,000 and $114,750, respectively. The notes accrue interest at 12% per year and have maturities of 36 months. Interest is capitalized to principal on a quarterly basis. The company recognized $108,762 and $812 in interest expense and capitalized interest of $86,689 and $0 for the years ended December 31, 2025 and 2024, respectively.

6. SIMPLE AGREEMENT FOR FUTURE EQUITY

In 2025, the Company issued Simple Agreements for Future Equity (“SAFEs”) to investors as a source of financing with total proceeds of $1,122,230. Each SAFE has no stated maturity date or interest provision. The SAFE provides the investor with the right to receive either (i) a variable number of shares of the Company’s preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event, equal to the greater of the purchase amount or the value of the conversion amount.

The details of the SAFEs are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	2024
SAFE - 2025 SPV_Firepoint Energy Inc I EB	2025	45,000,000	978,710	20%	910,885	-
SAFE - 2025 SPV_Firepoint Energy Inc I	2025	50,000,000	143,520	20%	133,574	-
Fair Value Adjustment					9,151	-
					$1,053,610	-

If an equity financing occurs before the termination of a SAFE, the SAFE will automatically convert into the number of shares of SAFE preferred stock equal to the purchase amount divided by the applicable conversion price. The conversion price is the lower of the price determined using the applicable post-money valuation cap or 80% of the price per share of the standard preferred stock issued in the equity financing.

If a liquidity event occurs before the termination of a SAFE, the investor will automatically be entitled to receive the greater of (i) the applicable purchase amount, referred to as the cash-out amount, or (ii) the amount payable based on the number of shares of common stock equal to the purchase amount divided by the applicable liquidity price. A liquidity event includes a change of control, direct listing, or initial public offering.

If a dissolution event occurs before the termination of a SAFE, the investor will automatically be entitled to receive an amount equal to the applicable cash-out amount immediately before the dissolution event. A dissolution event includes a voluntary termination of operations, a general assignment for the benefit of creditors, or another liquidation, dissolution, or winding up of the Company, excluding a liquidity event.

In a liquidity or dissolution event, the SAFEs are intended to operate like standard nonparticipating preferred stock. The investors' rights to receive their cash-out amounts are junior to the payment of outstanding indebtedness and creditor claims, including convertible promissory notes; on par with payments to holders of other SAFEs and preferred stock, with proceeds distributed pro rata when insufficient to permit payment in full; and senior to payments to holders of common stock.

Because the SAFEs may require cash settlement upon the occurrence of events that are not solely within the Company's control and may require settlement in a variable number of shares, the Company classified the SAFEs as liabilities under ASC 480, *Distinguishing Liabilities from Equity*. The SAFEs are presented as noncurrent liabilities and are remeasured at fair value at each reporting date, with changes in fair value recognized in other income (expense) in the accompanying statements of operations.

The Company incurred offering costs of $77,771 in connection with the issuance of the SAFEs. The offering costs were deducted from gross proceeds, resulting in net proceeds and an initial carrying amount of $1,044,459.

The Company estimated the fair value of the SAFE liabilities using a probability-weighted expected return method. The valuation incorporated potential equity financing, liquidity, negotiated cash-settlement, and dissolution scenarios. As of December 31, 2025, the probabilities assigned to these scenarios were 85%, 10%, 5%, and 0%, respectively.

During the year ended December 31, 2025, the Company recognized a loss from the change in fair value of the SAFE liabilities of $9,151. Accordingly, the SAFE liabilities had a fair value of $1,053,610 as of December 31, 2025. The Company had no SAFE liabilities outstanding as of December 31, 2024.

As of December 31,2025 the Company has the following securities outstanding:

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$911,179.00
Voting Rights	The holders of SAFES are not entitled to vote.
Anti-dilution Rights	None
Material Terms	(i) Valuation Cap of $45,000,000; (ii) Discount of 20%
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company may issue additional SAFES which may dilute the security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$136,617.00
Voting Rights	The holders of SAFES are not entitled to vote.
Anti-dilution Rights	None
Material Terms	(i) Valuation Cap of $50,000,000; (ii) Discount of 20%
How this security may limit, dilute or qualify the security issued pursuant to Regulation CF	The Company may issue additional SAFES which may dilute the security.

For the year ended December 31, 2025, the Company completed a crowdfunding raise on Wefunder, through the issuance of convertible SAFE agreements. Proceeds, net of offering costs of $77,434, amounted to $1,044,796. Because of certain liquidation provision in the SAFE agreements, the Company classified the SAFE agreements as liabilities and recorded them at fair value on the balance sheet. The change in fair value of $9,151 for the year ended December 31, 2025 was recorded to unrealized gains/losses and included in other income in the statement of operations

7. EQUITY AND CAPITALIZATION

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, the Company had 84,162,526 and 67,000,000 shares of common stock issued and outstanding, respectively.

Each share of common stock is entitled to one vote on matters submitted to the stockholders. Holders of common stock are entitled to receive dividends when declared by the Board of Directors and to share ratably in the Company's remaining assets upon liquidation after payment of all liabilities.

During the years ended December 31, 2025 and 2024, the Company issued 17,162,526 and 67,000,000 shares of common stock for aggregate consideration of $129,406 and $44,859, respectively. Of the aggregate consideration for the shares issued in 2025, $127,690 pertains to the issuance of common shares in exchange for equipment. Accordingly, this portion of the share issuance represents a non-cash transaction, and no cash proceeds were received.

8. RELATED PARTY

The Company enters into transactions with related parties, including members of management, members of its Board of Directors, significant stockholders, and entities controlled by or affiliated with such individuals.

During 2024, the Company issued a $39,750 convertible promissory note to Mear Mean LLC, a shareholder, bearing interest at 12% per annum and maturing three years from the issuance date. During 2025, the Company issued a $50,000 convertible promissory note to GDI International Inc., a related party, bearing interest at 12% per annum and maturing three years from the issuance date. Neither note had been converted as of December 31, 2025. Additional information regarding the convertible notes is included in Note 5.

As of December 31, 2025 and 2024, amounts due to related parties under the convertible notes, including interest added to principal, were $103,451 and $39,750, respectively. Separately accrued interest due to related parties was $1,517 and $812, respectively. Interest expense attributable to the related-party notes was $14,407 and $812 during 2025 and 2024, respectively.

During 2025, the Company issued shares of common stock to Robert Beatty, a member of the Board of Directors, in exchange for equipment with a value of $127,690.

9. INCOME TAXES

The provision for income taxes for the years ended December 31, 2025 and 2024 consists of the following:

	2025	2024
Net loss	$ (1,862,357)	$ (204,270)
Valuation allowance	1,862,357	204,270
Net provision for income taxes	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2025 and 2024 are as follows:

	2025	2024
Net operating loss	$ (1,862,357)	$ (204,270)
Valuation allowance	1,862,357	204,270
Total deferred tax asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to utilize the existing deferred tax assets. Based on this evaluation, the Company determined that it is more likely than not that it will not realize the benefits of its federal and state net deferred tax assets. Accordingly, a full valuation allowance has been recorded against the Company's net deferred tax assets as of December 31, 2025 and 2024. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of approximately$2.1 million. Utilization of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income before the applicable expiration dates. Federal NOL carryforwards generated after December 31, 2017 are subject to an 80% limitation on taxable income, do not expire, and may be carried forward indefinitely.

The Company recognizes the effect of a tax position in the financial statements if that position is more likely than not to be sustained upon examination by the relevant taxing authority based on its technical merits. As of December 31, 2025 and 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. As of December 31, 2025 and 2024, the Company had no accrued interest or penalties related to uncertain tax positions.

10. LEASES

Operating Leases

The Company has one operating lease for business premises, The Company's lease has a term maturing in 2054. Monthly payments range from $100 to $10,000 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating lease as of December 31, 2025 was 28.8 years. The weighted average discount rate for operating leases as of December 31, 2025 was 7%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2025 are as follows:

2026	8,625
2027	97,725
2028	120,000
2029	120,000
Thereafter	2,980,000
Total Undiscounted lease payment	3,326,350
Less: Present value discount	(1,961,260)
Total lease liability	$ 1,365,090

For the year ending December 31, 2025, the Company recorded $129,413 in lease expense under general and administrative expenses.

11. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company’s operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company’s operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. GOING CONCERN

The Company lacks significant working capital and has not yet commenced operations. The Company will incur significant additional costs before significant revenue is achieved. Accordingly, continues to rely on external financing to fund its operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management has evaluated the Company's ability to continue as a going concern and has developed plans to address its liquidity needs.

During the next twelve months, the Company intends to fund its operations with cash on hand as well as additional debt and equity fundraising. In March 2026, the Company engaged an investment firm to assist in the short-term and long-term capital and debt raises over the next several months. The Company hopes to raise in excess of $50 million during the remainder of 2026. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2025, through September 24, 2026, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2025, the Company raised approximately $1,903,009 through a Regulation D private offering.

There have been no other events or transactions during this time that would have a material effect on these financial statements. The Company evaluated subsequent events through September 24, 2026, the date on which the financial statements were available to be issued, and determined that, except for the items noted above, there were no subsequent events requiring adjustment to or disclosure in the financial statements.